

July 13, 2011

Via E-mail
Mr. David Bernstein
Chief Executive Officer
AnythingIT Inc.
17-09 Zink Place, Unit 1
Fair Lawn, NJ 07410

>   **Re: AnythingIT Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 22, 2011**
>   **File No. 333-174109**

Dear Mr. Bernstein:

    We have reviewed the above-referenced filing and the related response letter dated June 21, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2011.

Risk Factors

General

1.   With respect to prior comment 2, although the company plans to file an Exchange Act registration statement immediately following the effective date of the registration statement, the small number of current holders, the nature of the offering to be registered, and the uncertainty regarding the development of an active trading market suggests that there is a significant likelihood that the company will satisfy conditions that would enable it to de-register and terminate or suspend its reporting obligations. Please more specifically tell us why you do not believe that this possibility presents a material risk to investors. Alternatively, please expand the risk factors section.

Management's Discussion and Analysis of Financial Statements and Results of Operations

Results of Operations

Three and nine months ended March 31, 2011 as compared to the three and nine months ended March 31, 2010, page 9

2.   We note your disclosure that you attribute your results primarily to clients delaying the retirement of legacy IT products, a reduction in values and overall demand within the used IT marketplace, and time invested in training additional employees. However, we note that net sales have increased for both the three and nine month periods ended March 31, 2011. Please clarify your explanation for the increase in net sales. As part of your response, separately quantify increases or decreases due to changes in pricing and volume. To the extent there are other offsetting changes, please describe and quantify these amounts.

Financial Statements

Note 2. – Basis of Presentation and Summary of Significant Accounting Policies

Significant Accounting Policies

Earnings Per Share, page F-8

3.   Tell us how you considered your 12% convertible promissory notes in determining your diluted earnings per common share. To the extent applicable, disclose the number of outstanding warrants and convertible promissory notes that are excluded from your dilutive earnings per share calculation as their effect would be anti-dilutive. Further, please reconcile your disclosure that there were 12,350,000 warrants outstanding as of March 31, 2011 with your disclosure on page F-15 that there are 14,990,000 warrants outstanding.

Statements of Cash Flows For the Years Ended June 30, 2010 and 2009, page F-21

4.   Revise the caption from "net income from operations" to "net income" pursuant to ASC 230-10-45-2 for all periods presented.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        James M. Schneider, Esq.
        Schneider Weinberger LLP